SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________to _______________

Commission File No. 0-15264

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Manatron, Inc., 510 East Milham Road, Portage, Michigan 49002.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan
Years ended December 31, 2005 and 2004

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2005 and 2004

Contents

Reports of Independent Registered Public Accounting Firms	1-2

Financial Statements

Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	11-12

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the
  Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

We have audited the accompanying statement of net assets available for benefits of the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of The Plan as of and for the year ended December 31, 2004 were audited by other auditors whose report dated April 25, 2005 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2005 Basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2005 Basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the Basic financial statements taken as a whole.

May 3, 2006	/s/ BDO Seidman, LLP

1

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the
  Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

We have audited the accompanying statement of net assets available for benefits of the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan (the Plan) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

April 25, 2005

2

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Participant-directed investments, at fair value:
Mutual funds	$10,233,864	$9,439,511
Collective funds	683,025	722,992
Securities of employer	680,235	844,370
Participant loans receivable	49,192	66,761
Cash and money market funds	51,937	34,631
Total participant-directed investments	11,698,253	11,108,265

Participant-directed contributions receivable:
Employee contributions receivable	53,558	47,469
Employer match receivable	6,755	6,004
Total Participant-directed contributions receivable	60,313	53,473

Employee stock ownership plan investments, at fair value:
Shares of Manatron, Inc. common stock allocated to participants (149,465 and 172,546 shares)	1,216,645	1,451,115
Total employee stock ownership plan assets	1,216,645	1,451,115
Net assets available for benefits	$12,975,211	$12,612,853

See accompanying notes to financial statements.

3

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31, 2005			Year ended December 31, 2004
	Participant- Directed	Allocated ESOP Investment	Total	Participant- Directed	Allocated ESOP Investment	Total
Additions
Net appreciation in fair
value of investments	$192,936	$(53,640)	$139,296	$654,432	$132,855	$787,287
Interest and dividends	420,463	-	420,463	254,225	-	254,225
	613,399	(53,640)	559,759	908,657	132,855	1,041,512

Contributions:
Employee	1,256,220	-	1,256,220	1,224,640	-	1,224,640
Employer	162,162	-	162,162	161,441	50,000	211,441
Total Contributions:	1,418,382	-	1,418,382	1,386,081	50,000	1,436,081

Total additions	2,031,781	(53,640)	1,978,141	2,294,738	182,855	2,477,593

Deductions
Benefit payments	1,434,953	180,830	1,615,783	988,585	143,758	1,132,346
Net additions (deductions)	596,828	(234,470)	362,358	1,306,153	39,097	1,345,247

Net assets available for benefits
at beginning of year	11,161,738	1,451,115	12,612,853	9,855,585	1,412,018	11,267,603
Net assets available for benefits
at end of year	$11,758,566	$1,216,645	$12,975,211	$11,161,738	$1,451,115	$12,612,853

See accompanying notes to financial statements.

4

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Notes to Financial Statements

Years ended December 31, 2005 and 2004

1.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

Investments

The investments of the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan (the Plan) are stated at fair value, which equals the quoted market price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The fair value of the participation units owned by the Plan in the collective fund is based on quoted redemption values on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

The Manatron, Inc. Common Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of Manatron, Inc. common stock and funds held in the Wilmington Trust Cash Reserves Fund sufficient to meet the Fund's daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of Manatron, Inc. common stock and the cash investments held by the Fund. At December 31, 2005, 200,492 units were outstanding with a value of $9.65 per unit.

Investment securities, in general, are exposed to various risks, such as changes in interest rates, credit risk and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term, which could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

5

2.  Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan's provisions.

General

The Plan was established in 1988 by Manatron, Inc. (the Company or Sponsor) as the Manatron, Inc. Salary Deferral Plan. In 1995, the Company amended the Plan to include a leveraged employee stock ownership plan (ESOP) feature and renamed the Plan. The Plan is designed to comply with specific sections and regulations of the Internal Revenue Code of 1986 (the Code), as amended, and is therefore subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Overall responsibility for administering the Plan rests with the Plan Administrative Committee ("the Committee"), which is appointed by the Board of Directors of the Company. The Trustee is responsible for the management and control of the Plan's participant-directed assets, including the investments and maintenance of such assets subject to the approval of the Committee. The Trustee is also responsible for the management and control of the non-participant directed ESOP shares.

Effective July 1, 2004, the Company changed the Plan's trustee and recordkeeper from Comerica Bank to Wilmington Trust Company and Ceridian Retirement Plan Services, respectively.

Eligibility

The Plan is a defined contribution plan covering substantially all employees of the Company. Generally, an employee may become a participant in the Plan immediately upon completion of one year of eligible service and having attained age 21.

6

2.  Description of Plan (continued)

Contributions and Vesting

The Plan provides for three different types of contributions:

ESOP Contributions

ESOP contributions are allocated to the Plan's participants based on each participant's compensation for the Plan year in proportion to the total compensation paid to all eligible participants for the Plan year. The Company made a discretionary contribution of $50,000 which was used to purchase 5,945 shares of Company stock in 2004. There were no discretionary ESOP contributions in 2005.

Profit-Sharing Contributions

Each year the Company decides whether to make a profit-sharing contribution to the Plan and the amount to be contributed. Participants must be employed on the last day of the Plan year to be eligible for the Company's contribution. The amount credited to a participant's profit-sharing account will be determined in the same manner as the ESOP contributions. There were no discretionary profit-sharing contributions in 2005 or 2004.

Elective Salary Deferral and Company Matching Contributions

Employees who participate in the Plan can elect to make voluntary pre-tax contributions as a percentage of their annual compensation. Annual participant contributions are limited to the maximum amount permitted by the Code. The Company's matching contribution (currently 25% of a participant's contribution up to 5% of their eligible compensation, which equates to a maximum match of 1.25%) is set forth in the Plan document and may be changed by resolution of the Company. The Company's matching contributions during 2005 and 2004 were approximately $162,000 and $161,000, respectively.

Vesting

Participants are 100% vested in rollovers, direct transfers, elective salary deferral contributions, matching contributions and non-elective contribution amounts. Vesting for ESOP and profit-sharing contribution amounts is determined by the years of vesting service. One year of vesting service is 1,000 hours or more of service in the Plan year. Participants become 20% vested after three years of vesting service and continue to vest 20% annually until they are 100% vested.

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2.  Description of Plan (continued)

Participant Loans

Participants of the Plan may borrow a minimum of $1,000 from their accounts, up to a maximum equal to the lesser of $50,000 or 50% of their account balance. There is a loan administration fee, which is currently paid by the participants. Loan transactions are treated as a transfer to (from) the related investment fund from (to) the participant loan fund. Repayment terms of the promissory notes range from one to five years or a reasonable period for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the bank's prime rate plus 1% determined at the date of issuance. Current interest rates range from 5% to 10.5%. Principal and interest payments are made ratably through payroll deductions. Currently there are loans outstanding with a total face value of approximately $49,000.

Net Investment Income (Loss)

Investment income (loss) is allocated to participants based on the ratio of a participant's balance in each investment fund to total participant balances in the corresponding investment fund.

Forfeitures

After an employee terminates employment, any non-vested amounts in the participant's account will be forfeited. Forfeited amounts are allocated to all remaining participants in the same manner as Company contributions. Forfeitures were not material during 2005 and 2004.

Distributions to Participants

Distributions to participants generally occur upon a participant's retirement or termination of employment. However, participants may defer distribution of their benefits until reaching age 70 1/2. Vested balances of retired or terminated participants may be distributed in a lump-sum payment, annuity, installments or transfer.

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2.  Description of Plan (continued)

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his/her account and is notified by the trustee prior to the time that such rights are to be exercised. Each participant has the right to direct the Trustee as to the manner in which all Employer Stock held in the participant's accounts is voted. The Trustee totals the fractional shares of all participants who have directed the vote in the same manner and casts the largest number of whole votes possible from the total of the fraction. Any remaining fraction is disregarded. Unallocated shares of Employer Stock shall be voted by the Trustee, as directed by the administrative committee.

Administrative Expense

The Plan is administered by the Company. Although not obligated to do so, the Company pays certain administrative expenses and Trustee fees on behalf of the Plan. The Plan paid investment management fees of $15,172 during 2005.

Plan Termination

Although it has no current intent to do so, the Company reserves the right to terminate the Plan and trust, or to cease or suspend further contributions, at any time, subject to the Plan's provisions and applicable provisions of ERISA. Upon termination of the Plan, all participants' accounts become fully vested and non-forfeitable.

3.  Investments

The fair values of individual investments that represent 5% or more of the Plan's total net assets as of December 31 are as follows:

	2005	2004

Thompson Plumb Growth Fund	$2,384,388	$2,893,008
Oakmark Global Fund	1,898,071	1,607,917
Neuberger Berman Genesis Trust Fund	1,613,258	1,040,072
ESOP Investment in Manatron Common Stock**	1,216,645	1,451,115	*
AMCAP American Fund	1,077,537	1,021,421
Calamos Growth Fund	809,430	637,784
T. Rowe Mid Cap Value Fund	783,105	673,770
PIMCO Total Return Fund	768,796	732,818
Manatron Common Stock**	680,235	879,001
Morley Stable Value Fund	683,025	722,992

*	Nonparticipant directed.
**	Represents party in interest.

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4.  Net Appreciation (Depreciation) in Fair Value of Investments

The following table summarizes the net appreciation (depreciation) in fair value by investment (including investments purchased and sold, as well as those held during the year) for the years ended December 31:

	2005	2004
Collective Funds	$22,570	$13,143
Mutual Funds	140,438	528,866
Securities of Employer	(23,712)	245,278
	$139,296	$787,287

5.  Tax Status

The Plan's latest determination letter is dated July 26, 2002. In it, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. The Plan Sponsor and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt, and that another determination letter as of the financial statement date is not required.

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EIN #: 38-1983228
Plan #: 002

Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b)Identity of Issuer, Borrower, Lessor or Similar Party	(c)Description of Investment	(d)Cost+	(e)Fair Value

	Participant-Directed Investments
	Cash and money market funds:
	Cash	Cash	$	$14,750
	Wilmington Prime MM Fund	Money Market Fund		37,187
	Total cash and money market funds			51,937

	Securities of Employer
*	Manatron, Inc.	Common Stock Fund		680,235

	Collective Funds:
	Morley Capital	Stable Value Fund		683,025

	Mutual Funds:
	Thompson Plumb	Growth Fund		2,384,388
	Oakmark	Global Fund		1,898,071
	Oakmark	Equity and Income Fund		269,071
	Neuberger Berman	Genesis Fund		1,613,258
	AMCAP	American Fund		1,077,537
	PIMCO	Total Return Fund		768,796
	Allianz Funds	PEA Value Fund		630,208
	T. Rowe	Mid Cap Value Fund		783,105
	Calamos	Growth Fund		809,430
	Total mutual funds			10,233,864

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Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

December 31, 2005

(a)	(b)Identity of Issuer, Borrower, Lessor or Similar Party	(c)Description of Investment	(d)Cost	(e)Fair Value

*	Participant Loans Receivable	Interest at rates ranging from 5.0% to 10.50%, maturing at various dates through 2017		49,192

	Total participant-directed investments			11,698,253

*	Employee stock ownership plan investments
	Manatron, Inc.	Common stock (149,465 shares)	592,892	1,216,645

	Total assets held for investment purposes			$12,914,898

*Represents a party-in-interest.

+Information not required for participant-directed investments, per Department of Labor reporting requirements.

There were no assets reportable as acquired and disposed of during the year.

There were no reportable transactions under category (i), (ii), (iii) or (iv) during 2005 that are required to be disclosed.

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Exhibits:

23.1	Consent of BDO Seidman, LLP dated June 23, 2006

23.2	Consent of Ernst & Young LLP dated June 21, 2006

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	June 23, 2006	MANATRON, INC. EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

		By:	/s/ Mary N. Gephart
Mary N. Gephart Vice President - Human Resources and Administration and Member of the Administrative Committee of the Manatron, Inc. Salary Deferral and Employee Stock Option Plan

EXHIBIT INDEX

Exhibit	Document

23.1	Consent of BDO Seidman, LLP dated June 23, 2006

23.2	Consent of Ernst & Young LLP dated June 21, 2006